SEPARATION AGREEMENT WITH RELEASE OF ALL CLAIMS

        SEPARATION AGREEMENT WITH RELEASE OF ALL CLAIMS (the “Agreement”) between James Saunders (“Employee”), Entrust Financial Services, Inc. (“Entrust”) and Entrust Mortgage, Inc. (“Company”).

RECITALS

        WHEREAS, Employee is employed by the Company under an Employment Agreement dated March 19, 1999 (the “Employment Agreement”) which agreement extends through April 30, 2004 by Addendum dated May 20, 1999, and acts as an Officer and Director of Entrust; and

        WHEREAS, Employee and the Company and Entrust have mutually agreed to terminate Employee’s employment with the Company and relationship with Entrust effective June 30, 2002 subject to the terms herein; and

        WHEREAS, Employee is owed or will be owed $478,907 for unpaid base salary, cost of living increases over the base salary pursuant toP. 4.1 the Employment Agreement as amended, additional compensation based upon sales for 1999, 2000, and 2001 pursuant toP. 4.1.a of the Employment Agreement as amended, and an undetermined amount for contingent bonuses pursuant toP. 4.1.a. as amended.

        WHEREAS, Employee and the Company and Entrust wish to resolve the status of all issues concerning or related in any way to Employee’s relationship with Entrust and employment with the Company, including but not limited to, the Employment Agreement, including any amounts due under the Employment Agreement or otherwise.

        NOW, THEREFORE, in consideration of the mutual promises in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Recitals and Final Payment. The above recitals are incorporated by reference herein. The parties hereby agree to incorporate into this Agreement all payments of any kind or amount whatsoever which may now be, or at any time in the future will be, owed to the Employee as a result of his employment with the Company or his relationship with Entrust.

2.	Importance of Agreement. Employee recognizes that (i) by signing this Agreement, Employee compromises and extinguishes some of his legal rights; (ii) this Agreement may have important legal and economic consequences; and (iii) the Company and Entrust have advised Employee to consult his legal counsel concerning this Agreement prior to acting on it.

3.	Termination of Employment. Effective June 30, 2002 (“Separation Date’), Employee’s employment with the Company and relationship with Entrust shall be terminated. All parties agree that the separation is appropriate and that termination is a mutual decision. On the Effective Date in paragraph 13 below, the Employment Agreement will become invalid and will be replaced by this Separation Agreement with Release of All Claims, which will be the only document, which governs Employee’s relationship with either the Company or Entrust. On the Separation Date, Employee will resign as an employee of the Company and from all offices of Entrust and all of Employee’s authority to discharge contracts, agreements, personnel activities, and to perform any duties as an employee or Officer or Director will end.

4.	Separation Benefits. In return for Employee’s agreeing to the terms of this Agreement, the Company and Entrust agree to provide the following separation benefits to Employee:

a)	Total Payments in Settlement of All Payments Due. Beginning in July, 2002 and continuing for a period of forty-eight (48) months, Employee shall be entitled to an amount equivalent to 15 basis points on the first $12,500,000 in monthly fundings and 5 basis points on the remaining monthly fundings on wholesale and retail loans funded by the Company or the Company’s lenders on behalf of the Company. Payments shall be made by Company and/or Entrust on August 15 and on the 15th day of each month thereafter for forty-eight (48) consecutive months. Employee shall have the right, at his own expense and not more than once in any six (6) month period, to inspect at reasonable times the relevant accounting records of Company and Entrust to verify the accuracy of the aforesaid payments. If the audit correctly reveals that Company or Entrust has underpaid Employee by three percent (3%) or more, then Company or Entrust shall reimburse Employee for the cost of the audit, in addition to the amount of underpayment.

b)	Withholding. Company shall deduct normal withholding taxes and other payroll deductions as would be proper for any sums paid to Employee as set forth in this Agreement.

a)	Insurance Premiums. The Company will pay the total monthly premium as is necessary to add Employee as a covered dependant under the coverage of Patricia W Saunders, who is also an employee of the Company, each month of Employee’s Group Health coverage under the Company’s existing plan, or as the plan may be changed over time. These payments will continue as long as Separation Benefits or other compensation is paid hereunder, or until such coverage is no longer offered to any employee of the Company, if earlier.

5.	Intellectual Property. Any technologies that Employee developed or created for Company or Entrust during his employment with Company shall be the sole property of Company or Entrust, and Company or Entrust, as may be applicable shall be the sole owner of such technologies and any patents, copyrights and other property rights in connection therewith.

6.	Confidential Information. Employee understands and agrees that in the course of his employment with Company and his relationship with Entrust, he received and became aware of business, financial and personnel information, practices, marketing plans, customer contacts, and other confidential information related to the Company’s or Entrust’s business. Employee agrees that he will not reveal such information, or any part of it, to any person, firm, corporation, or association without the written consent of Entrust or the Company. In the event of such disclosure, or threatened disclosure, Company or Entrust will be entitled to an injunction restraining Employee from disclosing such information, or rendering any services to any entity to which the information has been or is threatened to be disclosed. The right to secure an injunction is not exclusive, and Company or Entrust may pursue any other remedies it has against Employee, including the recovery of damages from Employee.

7.	Non-compete. For a one-year period after Separation Date, Employee shall not, without prior written consent of the Company, provide services, similar to those preformed during his employment with Company, to third parties, that provide products and services competing with Company. Employee agrees that this restriction is necessary to protect Company’s business and that Employee’s violation of this clause would result in irreparable harm to Company. In the event Employee breaches this clause, Company shall be entitled to injunctive relief prohibiting Employee from any violation of this clause during the period described above in addition to any other remedies legally available.

8.	Return of Other Company Property. Upon separation, Employee shall return to the Company or Entrust any records, reports, proposals, customer vendor and other lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, program code, documents, property, and reproductions of any aforementioned items belonging to Company or Entrust or which the Company or Entrust uses or intends to use in the conduct of its business.

9.	Waiver and Indemnification By Employee.

a)	As a material inducement for the Company and Entrust to enter into this Agreement, Employee hereby irrevocably and unconditionally releases, acquits, and forever discharges the Company and Entrust from any and all claims, demands, or causes of action, whether known or unknown, and whether or not in litigation, which Employee has or which could be asserted in any way by another on his behalf based on any action, omission, or event that occurred on or before the date this Agreement is executed, relating to any claim arising out of his employment or termination of employment, including each and every claimed violation of the AGE DISCRIMINATION IN EMPLOYMENT ACT, 29 U.S.C. Section 623 et seq., the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, as amended, 29 U.S.C. Section 1001 et seq., THE AMERICANS WITH DISABILITIES ACT OF 1990,42 U.S.C. Section 12101 et seq., or all other federal, state or local laws, orders, and regulations, or any cause of action or claim of violation of common law. Included in this Waiver are any and all claims for attorney’s fees and costs and for future damages allegedly arising from the alleged continuation of the effects of any action, omission or event taking place prior to the execution of this Separation Agreement with Release of All Claims.

b)	The Waiver set forth in subparagraph (a), above, is for any relief including, but not limited to, injunctive relief and monetary relief, including back pay, front pay, incentive/bonus pay, severance pay, compensatory damages, punitive damages, liquidated damages or damages from emotional distress, personal injury, and. pain and suffering. Employee further covenants and agrees that he will not file or permit any action to be filed on his behalf, will not permit himself to be a member of any class or group seeking relief, and will not counsel or assist in the prosecution of claims against the Company or Entrust relating to his employment by the Company, his relationship with Entrust, or the termination of his employment or relationship, whether on behalf of himself or others, except as he may be compelled to do pursuant to subpoena.

10.	Indemnification by Company and Entrust. The Company and Entrust, and each of them, (each, an “Indemnifying Party”) agrees to indemnify Employee and his successor and assigns (the “Indemnified Parties”) and to hold them harmless from and against all losses, claims, costs, demands, damages, deficiency, liabilities, actions, suits, proceedings, assessments, judgments, and expenses of whatever kind or nature which they may sustain or to which they might become subject arising out of or relating in any way to authorized acts while an employee, officer or director of Entrust, the Company or any predecessor in interest or any subsidiaries, parents, or business combinations both now and in the future, or resulting from being a guarantor on any loans, leases, credit cards, lines of credit, warehouse lines of credit or any other agreements entered into as of the date of this indemnification by or related to or associated with the Company or Entrust or any predecessor in interest or any subsidiaries, parents, or business combinations both now and in the future, or resulting from any misrepresentations, breach of covenant or warranty or non-fulfillment of this Separation Agreement with Release of Claims by Company or Entrust or any predecessor in interest or any subsidiaries, parents, or business combinations both now and in the future, including without any limitation in each case, attorney’s fees, costs, damages and expenses actually incurred in defending against the same or as a result of enforcing this agreement. This section shall survive the completion any other duties or payments of Company and Entrust set forth in this agreement.

11.	Enforcement of Agreement. Notwithstanding ¶¶9&10 above, the parties have the right to bring an action to enforce this Agreement in a court of law. In such an event, the prevailing party will be entitled to recover reasonable attorneys’ fees and costs incurred in the bringing of such an action. Employee specifically agrees that if he breaches any provision of this Agreement, the damages arising from said breach shall be a set off against any amounts owed to him under this Agreement.

12.	Acknowledgment By Employee. Employee acknowledges and agrees that he has read carefully this entire Agreement and the attached Statistical Information with details of the benefits to which he is entitled. Employee further acknowledges and agrees that he fully understands his rights to discuss all aspects of this Agreement with counsel of his choice and that he has fully availed himself of this opportunity. Employee represents and agrees that he fully understands this Agreement, has been offered a period of time of at least forty-five (45) days to consider this Agreement, is satisfied with it, and has signed his name of his own free will.

13.	Revocation Period and Effective Date. This Agreement shall become effective on the Employee’s Separation Date or the eighth (8th) day following Employee’s acceptance of this Agreement, whichever is later (the “Effective Date”). For seven (7) days after signing this Agreement, Employee may revoke this Agreement, by delivering an executed written statement of revocation to the Company. Any amounts due Employee upon execution of this Agreement or after execution of this Agreement shall be paid no earlier than the Effective Date.

14.	No Other Agreements. This Agreement and any document referenced herein constitute the entire and only agreement regarding the subject matter covered herein and supersedes any prior negotiations, promises, representations, or agreements between the parties, whether written or oral. This Agreement may not be altered or amended except by a written document executed by all of the parties.

15.	Severability. The various provisions of this Agreement, including this Section, are intended to represent a single, integrated bargain. Accordingly, the provisions of this Agreement are not severable unless the beneficiary of a term or provision that is determined to be unlawful or unenforceable agrees that such term or provision may be severed.

16.	Confidentiality. Except as may be required by law or court order, Employee and Company agree that the terms, amounts, and facts of this Agreement will be kept completely confidential and that no disclosure of any information concerning this Agreement will be made except to legal counsel, accountants and other advisors.

17.	Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Colorado. The execution of this Agreement shall not be construed as an admission of a violation of any statute or law or a breach of and duty or obligation by either party to this agreement.

        IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed this Separation Agreement with Release of All Claims.

ACCEPTED AND AGREED:

JAMES SAUNDERS                                                                 ENTRUST MORTGAGE, INC.

/s/ James Saunders                             6-30-02                             /s/ Scott Sax                             6-30-02
     Date                                                                                          By Scott Sax President           Date

ENTRUST FINANCIAL SERVICES, INC.

/s/ Scott Sax                             6-30-02
By Scott Sax President           Date

Entrust Financial Services, Inc.
Special Severance Program
Statistical Information

Eligibility:
o Executive employee of Entrust Financial Services, Inc.

The following positions are affected by this program

Position/ Employee
Separation Agreement Offered
Number of
Employees
Eligible 1

Number of Employees
Not Eligible 0

ACKNOWLEDGMENT OF RECEIPT OF OFFER

I hereby acknowledge that on May 13, 2002, I have received the Separation Agreement with Release of All Claims between Entrust Mortgage, Inc. Entrust Financial Services, Inc. and myself.

James Saunders

/s/ James Saunders                                                                6-30-02
Signature                                                                                   Date